Exhibit 99.9
Share Purchase Agreement
between
Eksportfinans ASA
(as Seller)
and
Kommunal Landspensjonskasse gjensidig forsikringsselskap
(as Buyer)
regarding
Kommunekreditt Norge AS
7 May 2009

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List of Schedules:
R(C)	New Funding Loan Agreement
1A	Financial Statements
1B	March Accounts
3.2.1	Excluded Portfolio Agreement
3.4.1(iii)	Addendum to the Services Agreement
5.8	Compensation Systems and Pensions
5.11	Insurances
5.12	Stand Alone Exceptions
5.14	List of borrowers

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THIS SHARE PURCHASE AGREEMENT is made and entered into on this 7 day of May 2009 by and between:
(1)	Eksportfinans ASA, Dronning Maudsgt. 15, 0250 Oslo, Norway (Norwegian organisation number 816 521 432) (the “Seller”); and

(2)	Kommunal Landspensjonskasse gjensidig forsikringsselskap (“KLP”), Karl Johans gate 41 B, 0162 Oslo, Norway (Norwegian organisation number 938 708 606) (the “Buyer”)
WHEREAS,
(A)	the Seller owns all of the issued shares of Kommunekreditt Norge AS, a Norwegian limited liability company having its registered offices at Beddingen 8, 7014 Trondheim, Norway (Norwegian organisation number 963 415 524) (the “Company”);

(B)	the Seller has resolved to focus its activities on export financing;

(C)	the Seller and the Company have agreed on the terms and conditions of a funding agreement in the form attached hereto as Schedule (C), pursuant to which the Seller will provide funding to the Company with effect from the Closing date (the “New Funding Loan Agreement”);

(D)	the Seller and the Company have agreed that the Seller shall provide funding to the Company in the period between 31 March 2009 and the Closing Date at margin referred to in the New Funding Loan Agreement; and

(E)	the Seller wishes to sell and the Buyer wishes to purchase the Shares (as defined below) on the terms and conditions set out in this Agreement.
NOW THEREFORE, the Buyer and the Seller hereby agree as follows:
1 DEFINITIONS
For the purposes of this Agreement, the following capitalised terms shall have the following meanings when used herein:
“Agreement” means this Share Purchase Agreement and the schedules attached hereto;
“Business Day” means any day (excluding a Saturday or Sunday) when commercial banks are open for business in Norway;
“Closing” and “Closing Date” shall have the meanings ascribed to such terms in Clause 3.1;
“Company” shall have the meaning ascribed to such term in the Recitals;
“Company’s Accountants” means PricewaterhouseCoopers AS;
“Data Room” means the documents made available by the Seller or the Company or the Seller’s advisors to the Buyer and/or its advisors the virtual data room and any and all other documents provided to the Buyer or its advisors in the due diligence process.
“Excluded Portfolio” means (i) all loans and commitments with banks as principal debtor, in total app. MNOK 4,863 as of 31 March 2009 (excluding guarantees from banks for loan to other principal debtors) and (ii) other selected loans specified in the Schedule to the Excluded Portfolio Agreement amounting to app. MNOK 5,936 as of 31 March 2009;

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“Excluded Portfolio Agreement” shall have the meaning ascribed to such term in Clause 3.3.1(iii);
“Financial Statements” means the audited financial statements of the Company for the fiscal years ending on 31 December 2007 and 31 December 2008 and attached hereto as Schedule 1A;
“Governmental Body” means any political subdivision or jurisdiction of any nature, any government or governmental authority of any nature, any multinational organisation or body or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature;
“IFRS” means International Financial Reporting Standards as further described in the notes to the Financial Statements;
“Last Repayment Date” means the date on which the last repayment is made under the New Funding Loan Agreement;
“Liens” shall have the meaning ascribed to such term in Clause 5.3;
“Loss” shall have the meaning ascribed to such term in Clause 7.1;
“March Accounts” means the accounts of the Company reflecting the results for the period from 1 January 2009 to 31 March 2009 and the balance sheet as of 31 March 2009 attached hereto as Schedule 1B, which have been subject to a limited review by the Company’s Accountants;
“New Funding Loan Agreement” shall have the meaning ascribed to such term in Recital (C) above;
“NOK” means Norwegian kroner, the currency of the Kingdom of Norway;
“Parties” means the Buyer and the Seller;
“Permits” means licences and permits issued to the Company by any Governmental Body and that are necessary for the carrying on of the business and operations of the Company in the manner and in the places in which such businesses and operations are carried on at the date of this Agreement;
“Person” means any individual or legal entity;
“Policies” shall have the meaning ascribed to such term in Clause 5.11;
“Purchase Price” shall have the meaning ascribed to such term in Clause 2.2;
“Seller’s Knowledge” means the knowledge any of Gisele Marchand, Jens Feiring, Arnulf Arnøy, John Fredrik Amdahl, Arnfinn Vognild, Frank P. Rydland, Jan Olav Tryggestad, Knut A. Meier or Torgeir Haugland had or ought to have had at the relevant point of time, taking into consideration inter alia their respective position(s) in the Company and/or in the Seller;
“Services Agreement” means the agreement between the Company and the Seller dated 1 September 2008 regarding the Seller’s provision of certain services to the Company and the pricing of such services;
“Shares” means all the issued shares in the Company (being 5,000,000 shares, each having a par value of NOK 100);

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“Subordinated Loans” means all the indebtedness for borrowed monies of the Company to the Seller and any interest accrued thereon under (i) the 2004 perpetual subordinated loan in the principal amount of NOK 275,000,000 and the interest swap confirmation relating thereto dated 23 December 2008 and (iii) the 2006/2016 subordinated loan in the principal amount of NOK 325,000,000 and the interest swap confirmation relating thereto dated 23 December 2008;
“Swap Agreements” shall have the meaning ascribed to such term in Clause 3.2.4;
“Taxes” means all taxes (including VAT and similar taxes), however denominated, including interest, penalties and other additions to tax that may become payable, imposed by any applicable statute, rule or regulation or any Governmental Body, including all taxes, withholdings and other charges in respect of income, profits, gains, payroll, social security or other social benefits taxes, sales, use, excise, real or personal property, stamps, transfers and workers’ compensation;
“Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any applicable statute, rule or regulation relating to any Tax;
“Third Party Claim” shall have the meaning ascribed to such term in Clause 7.2; and “Warranties” means the warranties of the Seller set out in Clause 5.
2 THE TRANSACTION
2.1 Purchase and Sale
Upon the terms and subject to the conditions herein set forth, at the Closing Date the Seller will sell, transfer and deliver the Shares free from all Liens to the Buyer and the Buyer will purchase and acquire all rights and title to the Shares.
2.2 Purchase Price
The aggregate purchase price payable by the Buyer as consideration for the Shares shall be NOK 869 644 000 plus interest on such amount at a rate of 4 percent per annum in the period from 31 March 2009 until the Closing Date (the “Purchase Price”). The Purchase Price shall be paid in cash to the Seller at the Closing.
3 CLOSING
3.1 Time and place
Subject to the satisfaction or waiver of the conditions set out in Clause 3.2, the consummation of the sale and purchase of the Shares hereunder (the “Closing”) shall be effected at the offices of the Seller at Dronning Maudsgt. 15 in Oslo at 11:00 hours (Oslo time) on the fifth Business Day following the Business Day on which the last of the conditions set forth in Clause 3.3 is satisfied or waived, or at such other place, time or date as the Parties may otherwise agree in writing (the date and time of Closing shall herein be referred to as the “Closing Date”).
3.2 Pre-closing Actions and Calculations
3.2.1 Taking of Necessary Action
Each of the Parties agrees to use all best efforts promptly to take or cause to be taken all actions and to be done all things necessary, proper and advisable under applicable law and regulations to consummate

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and make effective the transactions contemplated by this Agreement prior to the Closing. The Parties agree that Closing is to take place on or prior to 30 June 2009.
3.2.2 Excluded Portfolio Agreement
The Seller and the Company shall enter into the Excluded Portfolio Agreement for the Seller’s purchase of the Excluded Portfolio from the Company at book value as of the March Accounts, where the purchase price shall be settled by set-off of a corresponding amount of the funding loan from the Seller to the Company.
3.2.3 Calculation of the Purchase Price and the Subordinated Loans
The Seller shall no later than two Business Days prior to the Closing Date provide the Buyer with a calculation of interests in respect of the Purchase Price and the amount to be paid by the Company to the Seller as repayment of the Subordinated Loans, such amount to reflect actual value of such loans as set out in the March Accounts plus interest accrued in the period from and including 1 April 2009 to the Closing Date.
3.2.4 Swap Novation Agreement or Swap Agreement
The Parties agree that the interest rate risks relating to the swap arrangements entered into by the Seller to hedge exposures in connection with the loan portfolio of the Company (other than the Excluded Loan Portfolio) (the “Swap Agreements”) shall be with the Buyer with effect from 31 March 2009, provided that Closing occurs.
The Parties shall as soon as possible following the date of this Agreement enter into negotiations with the relevant swap counterparties with respect to entering into a swap novation agreement where Swap Agreements shall be novated to the Buyer against a compensation from either Party reflecting the book value of the Swap Agreements in the 31 March 2009 financial statements of the Seller.
If a swap counterparty does not agree to the novation, the Seller will terminate the relevant Swap Agreements within a reasonable time period following Closing (in which period the swap arrangement shall be on a pass through basis). Differences between the settlement amount of the Swap Agreements and the book value of the Swap Agreements in the financial statements of the Seller as per 31 March 2009 which are due to interest rate changes shall be at the risk of the Buyer, and shall be compensated for by the Buyer or the Seller, as the case may be. In the event that the Buyer desires to enter into a similar swap arrangement with effect from such termination, then the Parties shall share equally the difference between the settlement amount for the Seller and for the Buyer.
Provided that Closing occurs, the cash transfers relating to the Swap Agreements in the period from 31 March 2009 and ending on the effective date of novation or termination shall be for the account of the Buyer.
The above undertakings of the Buyer is conditioned upon that any losses under the swap agreements to be covered or taken over or compensated by the Buyer is balanced by corresponding gains on interest rate changes in the hedged loan portfolio of the Company when compared to the March 2009 Accounts.
3.3 Closing Conditions
3.3.1 Conditions of Obligations of the Seller
The obligations of the Seller to sell the Shares and to take the other actions required to be taken by it at Closing are subject to the satisfaction of the following conditions (any of which may be waived by the Seller, in whole or in part) on or before the Closing Date:

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(i)	the Buyer shall in all respects material to the transactions contemplated hereby, have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Buyer at or prior to the Closing Date and shall have delivered each document to be delivered by it pursuant to Clause 3.4.2;

(ii)	any necessary approvals and exemptions shall have been granted on terms reasonably satisfactory to the Seller:
(a)	to the Seller under Section 2a-7 of the Norwegian Financial Institutions Act 1988 for the sale of the Shares;

(b)	to the Company for the repayment to the Seller of the Subordinated Loans;

(c)	to the Seller for its acquisition of the Excluded Portfolio;

(d)	to lending the relevant amount under the New Funding Loan Agreement following the sale of the Company and for the term of the New Funding Loan Agreement in light of the statutory limitations on large exposures and the Seller’s equity;
(iii)	the Seller’s purchase of the Excluded Portfolio pursuant to the Excluded Portfolio purchase agreement entered into between such parties on 7 May 2009 (the “Excluded Portfolio Agreement”) shall have been completed;

(iv)	there is no order of a court or other competent authority restraining the Seller from completing this Agreement and the Seller shall not have received any notice of any court or administrative proceedings applying for such order.
3.3.2 Conditions of Obligations of the Buyer
The Buyer’s obligation to purchase the Shares and to take the other actions required to be taken by it at Closing is subject to the satisfaction of each of the following conditions (any of which may be waived by the Buyer, in whole or in part) on or before the Closing Date:
(i)	the Seller shall in all respects material to the transactions contemplated hereby, have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed, or complied with, by the Seller on or prior to the Closing Date and shall have delivered each document to be delivered by it pursuant to Clause 3.4.1;

(ii)	the approval by the Supervisory Board (representantskapet) of the Buyer (KLP) of this Agreement and the transactions contemplated hereby no later than 20 calendar days following the date of this Agreement;

(iii)	any necessary approval shall have been granted under Sections 2-2, 2-3, 2a-3 second paragraph, 2a-7 and Section 3-6, of the Norwegian Financial Institutions Act 1988 on terms reasonably satisfactory to the Buyer.

(iv)	the Buyer shall have received all regulatory approvals necessary for the establishment of a new financing company (“KK OMF”) that is inter alia to acquire loans from the Company and issue covered bonds. The Buyer shall have received regulatory approvals required to acquire covered bonds issued by KK OMF corresponding to 5% of the collective portfolio.

(v)	the Buyer shall have received necessary governmental approvals on satisfactory terms for providing equity funding of KLP Holding AS and KLP Banken AS in order to acquire the Company and increase its equity capital.

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(vi)	The Company shall have received necessary governmental approvals with respect to repayment of the Subordinated Loans, possible future funding with covered bonds and increase of equity capital.

(vii)	the Warranties remain accurate in all respects material to the transactions contemplated hereby and to the business, assets, financial condition or prospects of the Company;

(viii)	the Seller’s purchase of the Excluded Portfolio pursuant to the Excluded Portfolio Agreement shall have been completed;

(ix)	All conditions for closing shall have been met in respect of the closing of the purchase agreement dated 7 May 2009 between Kommunal- og regionaldepartementet, and the Buyer with respect to the Buyer’s 20% shareholding in Kommunalbanken AS.

(x)	there is no order of a court or other competent authority, including competition authorities, restraining the Buyer from completing this Agreement or placing any conditions on the Company or the Buyer on such completion, and the Buyer shall not have received any notice of any court or administrative proceedings applying for such order.
The Buyer undertakes, subject to the Seller providing it in a timely manner with any information reasonably required, to file its applications for the approvals under Clause 3.3.2(ii) as soon as possible and in no event later than on 12 May 2009. The Parties shall cooperate with respect to the applications to be made by each of them.
3.4 Closing Obligations
3.4.1 Seller’s Closing Obligations
At the Closing the Seller shall:
(i)	procure that the Buyer be registered in the shareholder register (“aksjeeierboken”) of the Company and deliver to the Buyer a copy of such shareholder register;

(ii)	procure that the Company repays the Subordinated Loans to the Seller;

(iii)	enter into an addendum to the Services Agreement in the form attached hereto as Schedule 3.4.1(iii) and assign to the Company (at no cost to the Company) any and all copyrights and “domene” rights relevant to the business of the Company;

(iv)	deliver to the Buyer a copy of the minutes of a general meeting of the Company evidencing that:
(a)	the general meeting has resolved to amend section 1 of the Company’s articles of association to read “The Company’s name is Kommunekreditt Norge AS” (No: “Selskapets navn er Kommunekreditt Norge AS”); and

(b)	the members of the Committee of Representatives appointed by the Buyer have been elected as replacements for the current members with effect from the Closing Date; and
(v)	deliver to the Buyer a copy of the minutes of a meeting of the Committee of Representatives of the Company evidencing that the current members of the Board of Directors of the Company have been replaced by board members appointed by the Buyer with effect from the Closing Date.

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3.4.2 Buyer’s Closing Obligations
At the Closing, the Buyer shall:
(i)	pay the Purchase Price to the Seller, by wire transfer of immediate available funds to the Seller’s bank account No 7058.06.53020 swift code EKSPNOKK;

(ii)	procure that the Company enters into an addendum to the Services Agreement in the form attached hereto as Schedule 3.4.1(iii).
3.5 Post Closing Matters
After the Closing, the Buyer and the Company on the one hand, and the Seller, on the other hand, will make available to the other, as reasonably requested, and to any taxing authority, all information, records or documents relating to the liability for Taxes or potential liability of the Company for Taxes for all periods prior to or including the Closing Date and will preserve such information, records or documents until the expiration of any applicable statute of limitation or extensions thereof.
4 CERTAIN COVENANTS AND OTHER TERMS
4.1 Operation of the Business of the Company
Except as contemplated by this Agreement or as agreed in writing between the Buyer and the Seller between the date hereof and the Closing Date, the Seller shall cause the Company to:
a)	refrain from (i) amending the Articles of the Company, (ii) alter the rights attaching to any of its issued shares, or (iii) directly or indirectly redeeming, purchasing or otherwise acquiring any of its shares or effecting a split, reclassification or other charge in its share capital;

b)	conduct the business of the Company only in the ordinary course of business;

c)	refrain from amending the New Funding Loan Agreement or the Excluded Portfolio Agreement;

d)	consult with the Buyer prior to fixing the margin for the current terms loans (“pt-lån”);

e)	in consultation with the Buyer determine the market level for the NIBOR loans and as soon as possible adjust the margins to market level (it being agreed that the NIBOR margins shall not be set lower than 25 basis points without the prior approval of the Buyer), and exercise the options favourable to the Company under the loan agreements when exercisable, the restrictions in this letter e) however not applying to the Excluded Portfolio,

f)	use all its reasonable efforts to preserve intact the current business organisation, keep available the services of the current officers, employees and agents however not issue any new loans or commitments to new loans without the approval of the Buyer (such approval not to be unreasonably withheld or delayed);

g)	provide the Buyer with a copy of the monthly reports submitted to the Board of Directors of the Company and the Seller when prepared by the Company; and

h)	refrain from making or accepting any changes in the terms of employment of any employee other than in the ordinary course of business without the prior written consent of the Buyer (which consent shall not be unreasonably withheld or delayed).

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4.2 No Distributions
The Seller will cause the Company not to make any equity distributions between the date hereof and the Closing Date.
4.3 Use of the Eksportfinans Logo and Name
The Buyer shall procure that the Company forthwith following the Closing Date shall cease to use the name Eksportfinans and any Eksportfinans logo as a trademark, service mark or trade name.
4.4 Obligation to Inform
Between the date of this Agreement and the Closing, the Buyer shall promptly provide the Seller with a copy of any correspondence with governmental authorities regarding the approvals referred to in Clauses 3.3.2(iii) and the Seller shall promptly provide the Buyer with a copy of any correspondence with governmental authorities regarding the approval referred to in Clause 3.3.1(ii). Each of the Parties further undertake to at all times keep the other Party updated as to the status of process of obtaining the above approvals to be obtained by it.
4.5 Appointment of Representatives
The Buyer shall as prior to Closing notify the Seller of the identity of the persons appointed by the Buyer to serve as members of the Committee of Representatives and members of the Board of Directors of the Company with effect from the Closing Date. The Buyer will immediately after Closing notify the Seller of its proposals for such representatives but final notification thereof is subject to regulatory approval thereof.
4.6 Non-Compete
The Seller shall for a period of two years following Closing not enter into any business that competes with the current business of the Company. For clarity, the foregoing restrictions shall not restrict the Seller from being lender or agent under existing loans granted by the Seller or the loans included in the Excluded Portfolio.
5 REPRESENTATIONS AND WARRANTIES OF THE SELLER
With effect from the date hereof and the Closing Date the Seller hereby represents and warrants to the Buyer as follows (unless otherwise stated herein):
5.1 Power and Authority; No filing by the Seller
The Seller has sufficient corporate power and authority to sign and deliver this Agreement and to perform its obligations hereunder. The Agreement has been duly authorised, executed and delivered by the Seller, and assuming the due authorisation, execution and delivery by the Buyer, constitutes the legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.
Except as set out in Clause 3.3.1(ii), no filing or registration with, no notice to and no permit, authorisation, consent or approval of any Governmental Body is necessary for the execution and delivery by the Seller of this Agreement and the consummation by it of the transactions contemplated, by this Agreement.
5.2 Organisation
The Seller is a public limited company (“allmennaksjeselskap”), duly organised and validly existing under the laws of Norway.

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5.3 Ownership of the Shares
The Seller owns the Shares free and clear of any liens, claims, mortgages, security interests, charges, encumbrances, restrictions or interests of any kind whatsoever (collectively, “Liens”), and no person has any right to acquire any shares or other rights to the equity of any the Company. At the Closing, the Seller will transfer the Shares to the Buyer free and clear of all liens and encumbrances and no other rights to the equity of the Company will be outstanding.
5.4 Financial Statements and March Accounts
The Financial Statements for the fiscal years of 2008, 2007 and 2006 are consistent with the books and records of the Company and fairly presents the Company’s financial condition as of the relevant balance dates and the results of the Company’s operations and cash flow for the period then ended in accordance with IFRS.
The March Accounts is consistent with the books and records of the Company and fairly presents the Company’s result in the relevant period and its financial condition as of 31 March 2009 in accordance with IFRS.
5.5 Taxes
The Company has filed or caused to be filed on a timely basis all Tax Returns that are or were required to be filed, which Tax Returns are true, correct and complete in all material respects. The Company has paid or made provision in the Financial Statements 2008 in accordance with IFRS for the payment of all Taxes incurred on or prior to 31 December 2008.
All Taxes that the Company is or was required by applicable laws and regulations to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body.
There are no investigations or Tax audits pending, taking place or, to the Seller’s Knowledge, threatened by the relevant taxation authorities in respect of the Company.
5.6 Compliance with Applicable Law; Permits
To the Seller’s Knowledge, the Company is in compliance with all applicable statutes, rules and regulations that are binding upon it.
The Company holds and is in compliance with all Permits to the extent such compliance is material to the continued business and operations of the Company.
5.7 Conduct of Business
Since 31 December 2008, the Company has conducted its business only in the ordinary course consistent with past practices.
5.8 Employees and Benefits
Schedule 5.8 contains a description of the compensation systems (including salary, over-time arrangements, bonuses, fringe benefits and other benefits) and pension arrangements for the employees of the Company. The employees are not entitled to other compensation or pension arrangements than those disclosed in such Schedule and those provided pursuant to applicable law.
5.9 Litigation
There are no claims, actions, suits or proceedings pending or, to the Seller’s Knowledge, threatened against the Company before any court, arbitrator or any Governmental Body.

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5.10 Real Property Lease
The Company is in compliance with all material terms of the lease agreement for its offices in Beddingen 8 in Trondheim, and there is no outstanding claim against the Company relating to its breach of or default under such lease agreement.
5.11 Insurances
The Company maintains and will maintain upto Closing the insurances listed in Schedule 5.11 (the “Policies”). At the date of this Agreement there is no material claim arisen and/or outstanding under any of the Policies.
5.12 Stand Alone
Except for the funding provided by the Seller and such agreements and arrangements referred to in Schedule 5.12, the Company constitutes a reasonably self-sufficient company that does not rely for the conduct of its business as presently conducted on any agreement with the Seller other than as disclosed to the Buyer.
5.13 Seller’s Disclosure
To the Seller’s Knowledge, the documents disclosed in the Data Room were accurate and in combination with the information provided in management due diligence sessions, sufficient and adequate to give the Buyer a correct view of the operations and state of the Company.
5.14 Loan portfolio
The information disclosed in the list of borrowers attached as Schedule 5.14 (Saldoliste) was correct in all material aspects as of the date of such list.
The Company may rely upon the agreement dated 13 November 2007 and the guarantee document dated 22 November 2007 with respect to the counter guarantee provided by DnB NOR Bank ASA.
To the Seller’s Knowledge, the customers have received satisfactory information from the Company with respect to the options available for the Company under the loan agreements in order for them to understand the scope of the options.
All engagements of the Company carry 20% risk weight in the Company’s risk capital statements in accordance with applicable regulations.
The Company has issued two loans to Oslofjordtunnellen AS under loan agreements dated 12 May 2004, each amounting to MNOK 410. The total amount of MNOK 820 is fully guaranteed by “simple kausjoner” as Akershus fylkeskomune on 18 May 2004 issued a guarantee amounting to MNOK 410 relating to both loans while Buskerud fylkeskummune on the same date issued a separate guarantee amounting to MNOK 410 relating to both two loans.
5.15 No other Warranties
Except as set out in Clauses 5.1 through5.14, the Shares and the Company are sold on an “as is” basis. The Seller has made no expressed or implied representation or warranty regarding the Shares or the Company other than the Warranties, and no action or omission by the Seller or the Company shall be construed as implying any other representation and/or warranty.
6 REPRESENTATIONS AND WARRANTIES OF THE BUYER
As of the date hereof the Buyer hereby represents and warrants to, and agrees with, the Seller as follows:

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6.1 Organisation
The Buyer (a) is a limited liability company , duly organised, validly existing under the laws of Norway; and (b) has all requisite power and authority to own its assets and to conduct its business in the manner in which it is now being conducted.
6.2 Power and Authority
The Buyer has sufficient corporate power and authority to sign and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorised, executed and delivered by the Buyer and, and assuming the due authorisation, execution and delivery hereof by the Seller, constitutes the legal, valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms.
6.3 No Violation or Conflict
Neither the entry into this Agreement nor the completion of the transactions contemplated hereunder will result in a violation of (a) any provisions of the articles of association or other constitutive documents of the Buyer; (b) any agreement or other instrument to which the Buyer is a party or by which the Buyer or any of its assets are bound; or (c) any law, rule, regulations, order, judgement or decree of any court of public authority or Governmental Body applicable to the Buyer. Except what is provided in this Agreement, the Buyer is not required to give prior notice to, or obtain any consent, approval or authorisation of, any governmental authority or other person in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby.
6.4 Consents and Approvals
No filing or registration with, no notice to and no permit, authorisation, consent or approval from, or registration with, any Governmental Body is necessary for the execution and delivery by the Buyer of this Agreement and the consummation of the transactions contemplated by this Agreement other than those referred to in Clause 3.3.2.
7 INDEMNIFICATION
7.1 Indemnification by the Seller
The Seller agrees to indemnify and hold the Buyer harmless from and against any reasonably foreseeable net loss (a “Loss”) which the Buyer may suffer or incur, or become subject to, due to any breach of any of the Warranties by the Seller.
The Buyer’s right to indemnification or other remedy shall not extend to matters of which the Buyer or any of its professional advisors acquired or ought to have acquired knowledge through due diligence investigations or otherwise in connection with the transactions contemplated hereby (provided however that the Buyer’s knowledge shall not limit the effect of the Warranties made in the second and last paragraph of Clause 5.14).
Any Loss shall be calculated net of the amount by which any taxation for which the Buyer or the Company is now or in the future accountable or liable to be assessed is reduced as a result of the matter giving rise to the claim for indemnification from the Seller.
For the purposes of this Agreement, a liability which is contingent, shall not constitute a Loss unless and until such contingent liability becomes an actual liability and is due and payable.
The Buyer shall not be entitled to make any claim to the extent that a provision or allowance for the matter (whether as a specific reserve or as a general reserve) has been made in the balance sheet as of 31 December 2008 included in the Financial Statements or in the March Accounts.

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No liability shall arise:
(i)	if and to the extent that any claim occurs as a result of any legislation not in force at the date hereof, or which takes effect retroactively, or occurs as a result of any increase in the Tax rate in force at the date hereof or any change in the generally established practice of the relevant tax authorities, whether or not the change purports to be effective retrospectively in whole or in part;

(ii)	if and to the extent the Company receives recovery or indemnity compensation from any person other than the Seller whether under any provision of applicable law, insurance policy or otherwise;

(iii)	if and to the extent that the claim has arisen as a result of any change after the Closing Date, in the accounting or valuation principles of the Company;

(iv)	which would not have arisen but for an act or omission by the Buyer or the Company after the Closing; or

(v)	which would not have arisen but for the Buyer’s breach of its duty under Norwegian law to mitigate its loss.
The remedies provided for in this Clause 7.1 shall exclude any other claim for damages, Purchase Price reduction or other remedies for breach of Warranties which would otherwise be available by law.
7.2 Indemnification Procedures
The Buyer shall promptly (after the Buyer has obtained or must have obtained knowledge thereof), and latest within 60 days, give the Seller written notice of any matter which the Buyer in its reasonable opinion has determined will give rise to a right of indemnification under this Agreement.
The Seller shall be entitled to participate (by itself and by counsel of the Seller’s choice) in any discussions and correspondence with DnB NOR Bank ASA and customers of the Company relating matters that may indicate a breach of second or third paragraph, respectively, of Clause 5.14. The Buyer shall procure that the Company shall not settle any such matter or make any concessions with respect thereto without the prior written consent of the Seller. The Seller shall have no obligation to indemnify the Buyer for any losses relating to settlements or concessions made in violation of the provisions of this Clause.
If the Buyer or the Company shall receive notice of any claim by a third party which is or may be subject to indemnification (including but not limited to any claims from DnB NOR Bank ASA or from customers which may indicate a breach of second and third paragraph, respectively, of Clause 5.14) (a “Third Party Claim”), the Buyer shall give the Seller prompt, and latest within 30 days, written notice of such Third Party Claim and the Seller shall, at the Seller’s option, have the right to participate in the defence thereof by counsel of the Seller’s choice. If the Seller acknowledges in writing its obligations to indemnify the Buyer hereunder against all Losses that may result from such Third Party Claim, the Seller shall be entitled, at the Seller’s option, to assume and control the defence of such Third Party Claim through counsel of the Seller’s choice. No such Third Party Claim may be settled by the Seller without the written consent of the Buyer, unless the settlement involves only the payment of money by the Seller. Similarly, no Third Party Claim which is being defended in good faith by the Seller shall be settled by the Buyer without the written consent of the Seller. The Seller shall have no obligation to indemnify the Buyer for any losses resulting from the settlement of Third Party Claims in violation of the provisions of this Clause 7.2.

15

7.3 Time Limitations
The Buyer shall give notice to the Seller of any claim against the Seller under Clause 7.1 or any Third Party Claim under Clause 7.2 no later than the first anniversary of Closing, or before the fifth anniversary of the Closing with respect to any breach of the warranty in Clause 5.5, specifying the factual basis for the claim in reasonable detail and the estimated amount of the Loss (a “Claims Notice”). The Seller shall have no liability (for indemnification or otherwise) with respect to any Warranty, unless on or before the first anniversary of Closing, or before the fifth anniversary of the Closing with respect to any breach of the warranty in Clause 5.5, the Seller has received a Claims Notice regarding such liability, and the Seller shall then only be liable for claims comprised by the Claims Notices received.
7.4 Limitations on Payments by the Seller
The indemnification provided for in Clause 7.1 shall be subject to the following limitations:
(i)	The Seller shall have no liability with respect to any single Loss that does not exceed NOK 500,000.

(ii)	The Seller shall have no liability with respect to any Loss until the total amount of all Losses (excluding the Losses for which the Seller has no liability according to sub-clause (i) above) exceeds NOK 5,000,000, and shall then only be liable for any amount in excess of such amount.

(iii)	The Seller shall have no liability with respect to any Loss in excess of a total amount equivalent to NOK 400,000,000 with the exemption for Losses caused by gross negligence or wilful conduct.
8 TERMINATION
8.1 Termination
This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing Date:
(i)	by mutual written consent of the Seller and the Buyer;

(ii)	by either Party as a result of the material breach by the other Party of its obligations hereunder;

(iii)	by either Party if it is evident that the closing conditions set out in Clause 3.2 will not be satisfied (other than through the fault of the Party seeking to terminate this Agreement); or

(iv)	by either Party if the Closing has not occurred (other than through the fault of the Party seeking to terminate this Agreement) on or prior to 10 July 2009 or such later date as the Parties may agree upon in writing.
8.2 Rights on Termination
If this Agreement is terminated pursuant to Clause 8.1 all further obligations of the Parties under or pursuant to this Agreement shall terminate and have no further effect and neither Party shall have any claim against the other under this Agreement (save in respect of its accrued rights arising from any prior breach of this Agreement), provided, however, that the obligations of the Parties contained in Clause 9 (Confidentiality Agreement) shall survive such termination.

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9 CONFIDENTIALITY AGREEMENT
9.1 Confidentiality Agreement
Except as set forth in Clause 10.2 hereof, each of the Parties agrees that the content of this Agreement as well as any and all other information being delivered or disclosed (whether orally or in writing) to the other Party in connection herewith shall be deemed to be confidential, unless specifically designated by the Party disclosing such information at the time of disclosure to be non-confidential. The Party receiving confidential information shall treat, and shall cause its officers, directors, employees, advisors and auditors also to treat, such information as strictly confidential and shall not divulge or disclose (directly or indirectly) such information to any other person or entity (other than to its officers, directors, employees, advisors, providers of finance and auditors who reasonably require access to such confidential information for the purpose for which it was disclosed), except when (i) such disclosure is required by law, listing rules or by any order of any administrative or judicial authority which is (x) final and subject to no appeal or (y) executory pending any appeal although not final; (ii) such information has become public through no fault of the receiving Party; (iii) such information has been obtained separately by the receiving Party from a third party that is not bound by any confidentiality regarding such information; or (iv) such disclosure is to financial rating agencies.
9.2 Survival
This Clause 9 shall be in full force and effect for a period of three (3) years from the date hereof.
10 MISCELLANEOUS
10.1 No Claims against Directors
The Buyer shall not make, and it shall procure that the Company shall not make any claim against any current or former member of the Board of Directors of the Company relating to such person’s actions or omissions as a Board member.
10.2 Public Announcements
The Parties agree that no press releases or other public or official announcements will, under any circumstances other than required by law or stock exchange regulations, be made with respect to the execution and delivery of this Agreement or the transactions contemplated hereby or any other matters set out herein unless mutually discussed and agreed upon in writing by the Parties (the agreement of each Party not to be unreasonably withheld); provided, however, that the Parties agree to mutually agree upon the content of and issue a press release forthwith after the entering into of this Agreement and on the Closing Date. After publication of an agreed press release or other public announcement hereunder, the Parties are free to discuss the contents of such announcement with any other person.
10.3 Assignment
Neither Party may assign any of its rights under this Agreement without the prior written consent of the other Party, provided however that the Buyer may assign its rights and obligations under this Agreement to its indirect subsidiary KLP Prosjekt AS (to be renamed KLP Banken AS). KLP Prosjekt AS will upon such assignment carry all the rights and obligations of the “Buyer” under this Agreement however the Buyer shall remain liable for the Buyer’s Closing Obligations in Clause 3.4.2.
10.4 Illegality
If any one or more of the provisions contained in this Agreement shall be held invalid, illegal or unenforceable in any respect in any competent jurisdiction, the validity, legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired.

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10.5 Entire Agreement; Amendment
This Agreement constitutes the entire agreement between the Parties and shall supersede all previous expectations, understandings, communications, representations and agreements whether verbal or written between the Parties with respect to the subject matter hereof. This Agreement shall not be amended, supplemented or otherwise modified except by written agreement of the Parties.
10.6 No Right of Rescission, Termination or Reversal After the Closing
None of the Parties will have any right to rescind, terminate or otherwise require the reversal of any transactions contemplated hereby after the Closing.
10.7 Notices
Unless otherwise specified herein, any notice required to be given hereunder by any Party shall be deemed to have been given if mailed by prepaid registered mail, sent by facsimile or delivered to the address of the other Parties as hereinafter set forth:
If to the Seller, to:
Eksportfinans ASA, Dronning Maudsgt. 15, 0250 Oslo, Norway
Telefax no: +47 22 01 22 02
Att: Juridisk seksjon
If to the Buyer, to:
Kommunal landspensjonskasse gjensidig forsikringsselskap
Telefax no: + 47 22 03 36 00
Att: Juridisk seksjon
10.8 Costs
The Parties shall cover their respective expenses in connection with this Agreement and the consummation of the transactions contemplated herein, including professional fees and costs of attorneys, accountants and advisors, and no costs or expenses shall be paid, neither directly nor indirectly, by the Company.
10.9 Governing Law and legal venue
This Agreement shall be governed by and construed in all respects in accordance with the laws of Norway, with the Oslo District Court as legal venue.
IN WITNESS WHEREOF, the Parties have entered into this Agreement on the day and year first above written.

The Seller:	The Buyer:
Eksportfinans ASA	Kommunal Landspensjonskasse
gjensidig forsikringsselskap

By:	By:
Name:	Name:
Title:	Title:

18

Schedule R(c)
TERM FACILITY AGREEMENT
for
Kommunekreditt Norge AS
as Borrower
provided by
Eksportfinans ASA
as Lender
Dated 7 May 2009

TABLE OF CONTENTS

1	DEFINITIONS AND INTERPRETATION	3
2	THE FACILITY	8
3	PURPOSE	8
4	CONDITIONS PRECEDENT	8
5	REPAYMENT	9
6	PREPAYMENT AND CANCELLATION	9
7	INTEREST	10
8	INTEREST PERIODS	11
9	CHANGES TO THE CALCULATION OF INTEREST	12
10	TAX GROSS-UP AND INDEMNITIES	12
11	INDEMNITIES	12
12	MITIGATION BY THE LENDER	13
13	COSTS AND EXPENSES	13
14	SECURITY	14
15	REPRESENTATIONS AND WARRANTIES	15
16	INFORMATION UNDERTAKINGS	17
17	FINANCIAL COVENANTS	19
18	GENERAL UNDERTAKINGS	19
19	EVENTS OF DEFAULT	21
20	CHANGES TO THE PARTIES	23
21	PAYMENT MECHANICS	24
22	SET-OFF	25
23	NOTICES	25
24	CALCULATIONS	25
25	MISCELLANEOUS	26
26	GOVERNING LAW AND ENFORCEMENT	26
SCHEDULES

1	Conditions precedent

2	Form of Compliance Certificate

THIS TERM FACILITY AGREEMENT is dated 7 May 2009 and made between:
(1)	Kommunekreditt Norge AS of Beddingen 8, 7014 Trondheim, Norway, organisation number 963 415 524, as borrower (the “Borrower”); and

(2)	Eksportfinans ASA of Dr. Maudsgt. 15, 0250 Oslo, Norway, organisation number 816 521 432, as lender (the “Lender”).
IT IS AGREED as follows:
1	DEFINITIONS AND INTERPRETATION

1.1	Definitions
In this Agreement, unless the context otherwise requires:
“Account Banks” means Nordea Bank Norge ASA, DnB NOR Bank ASA and any other A-rated banks operating in Norway as approved by the Lender.
“Account Pledge Agreements” means each of the agreements creating a first priority security in respect of the Pledged Accounts and any monies deposited into and standing to the credit of any of the Pledged Accounts from time to time, to be executed by the Borrower and the Lender as security for the Borrower’s obligations under the Finance Documents. The Borrower shall retain the creditor right with respect to the Pledged Accounts prior to any Default, and the Pledged Accounts shall not be blocked but any funds drawn from the Pledged Accounts shall be placed in Substitution Collateral in accordance with Clause 14.2 (Release of Pledged Loans and other substitution of Security).
“Agreement” means this term facility agreement as it may be amended, supplemented and varied from time to time, including its Schedules.
“Annual Accounts” means the audited consolidated financial statements of the Borrower for any financial year.
“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.
“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in Oslo.
“Closing Date” means 30 June 2009 or such other date as agreed between the Parties.
“Commitment” means the amount equal to the outstanding amount between the Borrower and the Lender at the Closing Date being equal to the total book value (market value) of the Borrower’s loan portfolio as of Closing, less (i) any amount excluded pursuant to the Excluded Portfolio Agreement dated 7 May 2009 between the Lender and the Borrower and (ii) the amount to be repaid by the Borrower to the Lender under (a) the 2004 perpetual subordinated loan in the principal amount of NOK 275,000,000 and the interest swap confirmation relating thereto dated 23 December 2008 and (b) the 2006/2016 subordinated loan in the principal amount of NOK 325,000,000 and the interest swap confirmation relating thereto dated 23 December 2008.
“Compliance Certificate” means a certificate substantially in the form as set out in Schedule 2 (Form of Compliance Certificate).

“Default” means an Event of Default or any event or circumstance specified in Clause 19 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.
“Drawdown Date” means the date on which the Loan is to be made to the Borrower, however no later than 10 July 2009.
“Eligible Securities Collateral” shall have the meaning given to such term in Clause 14.2 (Release of Pledged Loans and substitution of Security).
“Event of Default” means any event or circumstance specified as such in Clause 19 (Events of Default).
“Facility” means the term loan facility made available under this Agreement as described in Clause 2 (The Facility).
“Final Maturity Date” means 15 September 2011.
“Finance Documents” means this Agreement, any Security Document and any other document designated as such by the Parties.
“Financial Indebtedness” means any indebtedness for or in respect of:
a)	moneys borrowed;

b)	any amount raised by acceptance under any acceptance credit facility;

c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

d)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP, be treated as a finance or capital lease;

e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

f)	any derivative transaction entered into in connection with protection against or benefit from fluctuations in any rate or price (and, when calculating the value of any such derivative transaction, only the marked to market value shall be taken into account);

g)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;

h)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing; and

i)	(without double counting) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs a) to h) above.
“Financial Quarter” means a period of three (3) months ending on a Quarter Date.

“Financial Statements” means the Annual Accounts of the Borrower for the financial year ended 31 December 2009.
“Financial Support” means any (whether actual or contingent) loan, credit or guarantee, indemnity or other assurance against financial loss to or for the benefit of any person, or otherwise any liability in respect of any obligation of any company related to borrowed monies.
“Free Amount” means an amount of NOK 3,000,000,000 at the date of this Agreement, such amount to be reduced by 1/8 on each Repayment Date.
“GAAP” means the generally accepted accounting practice and principles in Norway, as set out in the Norwegian Accounting Act of 17 July 1998 No. 56 (as amended) and the at all times prevailing accounting standards as issued by the Norwegian Accounting Standards Committee (Norsk Regnskapsstiftelse).
“Interest Payment Date” means the last Business Day of each Interest Period.
“Interest Period” means, in relation to a Tranche, three (3) months, and, in relation to an Unpaid Sum, each period determined in accordance with Clause 7.3 (Default interest) or such shorter period as set out in Clause 8.1 (Interest Periods).
“KLP” means Kommunal Landspensjonskasse gjensidig forsikringsselskap, organisation number 938 708 606.
“Loan” means the loan made or to be made to the Borrower under the Facility (split in eight (8) equal Tranches) or the principal amount outstanding for the time being of the Tranches.
“Loan Pledge Document” means the agreement creating a first priority security in respect of the Pledged Loans, to be executed by the Borrower and the Lender as security for the Borrower’s obligations under the Finance Documents. The Borrower shall retain creditor rights with respect to the Pledged Loans prior to any Default provided any proceeds from a disposal is included in the Security as set out in Clause 14.2 (Release of Pledged Loans and other substitution of Security).
“Margin” means [redacted] per annum.
“Municipalities” means Norwegian municipalities, municipality counties, municipal corporations, inter municipal corporations and companies with a public guarantee.
“Municipality Loans” means any loans or commitments or other Financial Support to Municipalities.
“NIBOR” means, in relation to any Tranche:
a)	the percentage rate per annum for the relevant period as displayed on page NIBD/NIBQ of Reuters’ screen; or

b)	(if no NIBD/NIBQ is available for the Interest Period of that Tranche) the arithmetic mean of the rates (rounded upwards to four (4) decimal places) as supplied to the Lender at its request quoted by the Reference Banks to leading banks in the Norwegian interbank market at or about 12:00 noon (Oslo time) on the applicable Quotation Day for the offering of deposits in NOK and for a period comparable to the relevant Interest Period for that Tranche.

“NOK” means Norwegian kroner, being the lawful currency of Norway.
“Original Financial Statements” means the Quarterly Accounts of the Borrower for the Financial Quarter ending 31 March 2009.
“Party” means a party to this Agreement (including its successors and permitted transferees).
“Pledged Accounts” means any account of the Borrower with any Account Bank which is designated by the Lender and the Borrower as a Pledged Account for the purposes of this Agreement, pledged in favour of the Lender under the Account Pledge Agreement(s).
“Pledged Loans” means (i) the Municipality Loans of the Borrower as of the Closing Date with the exemption for loans in total amounting to the Free Amount (as allocated by the Borrower in its discretion) plus (ii) later Municipality Loans being offered as Substitute Collateral and (iii) any of the Borrower’s monetary claims against any Municipality in respect of such loans, pledged in favour of the Lender under the Loan Pledge Document.
“Quarter Date” means each 31 March, 30 June, 30 September and 31 December in any financial year.
“Quarterly Accounts” means the unaudited consolidated financial statements of the Borrower for any Financial Quarter, such accounts to include a profit and loss account, balance sheet, cashflow statement and report of the board of directors related to that Financial Quarter.
“Quotation Day” means, in relation to any Interest Period two (2) Business Days before the first day of that Interest Period.
“Reference Banks” means the principal offices of Nordea Bank Norge ASA and DnB NOR Bank ASA, or such other banks as may be appointed by the Lender in consultation with the Borrower.
“Released Loans” shall have the meaning given to such term in Clause 14.2 (Release of Pledged Loans and other substitution of Security).
“Repayment Date” means each of the dates specified in Clause 5.1 (Repayment of the Loan).
“Security” means any mortgage, charge (whether fixed or floating), pledge, lien, assignment, hypothecation, security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.
“Security Documents” means each of the security documents as may be entered into from time to time pursuant to Clause 14.1 (Security Documents).
“Share Pledge Agreement” means a first priority pledge over all of KLP Prosjekt AS’ (organisation number 993 821 831 and to change its name to KLP Banken AS) rights, title and interest in all of the shares in the Borrower from time to time (100% of the shares), to be executed by KLP Prosjekt AS and the Lender as security for the Borrower’s obligations under the Finance Documents.
“Substituted Collateral” shall have the meaning given to such term in Clause 14.2 (Release of Pledged Loans and other substitution of Security).
“Tax on Overall Net Income” means a Tax imposed on the Lender by the jurisdiction under the laws of which it is incorporated, or in which it is located or treated as resident for tax purposes, on:

a)	the net income, profits or gains of the Lender world wide; or

b)	such of the net income, profits or gains of the Lender as are considered to arise in or relate to or are taxable in that jurisdiction.
“Taxes” means all present and future taxes, levies, imposts, duties, charges, fees, deductions and withholdings, and any restrictions and or conditions resulting in a charge together with interest thereon and penalties in respect thereof and “tax” and “taxation” shall be construed accordingly.
“Tranche” means an amount equal to 1/8 of the Commitment at the date of this Agreement.
“Unpaid Sum” means any sum due and payable but unpaid by the Borrower under the Finance Documents.
“VPS Accounts” means any other VPS account of the Borrower which is designated by the Lender and the Borrower as a VPS Account for the purposes of this Agreement, pledged in favour of the Lender under the VPS Pledge Agreement(s).
“VPS Pledge Agreements” means each of the agreements creating a first priority security in respect of the VPS Accounts, to be executed by the Borrower and the Lender as security for the Borrower’s obligations under the Finance Documents, and where the Borrower shall have full disposal rights provided the proceeds from a disposal is included in the Security as set out in Clause 14.2 (Release of Pledged Loans and other substitution of Security).
1.2	Construction
In this Agreement, unless the context otherwise requires:
a)	Clause and Schedule headings are for ease of reference only;

b)	words denoting the singular number shall include the plural and vice versa;

c)	references to Clauses and Schedules are references, respectively, to the Clauses and Schedules of this Agreement;

d)	references to a Finance Document or any other document are references to it as amended, restated or supplemented, whether before the date of this Agreement or otherwise;

e)	references to a provision of law is a reference to that provision as it may be amended or re-enacted, and to any regulations made by the appropriate authority pursuant to such law;

f)	references to “control” means the power to appoint a majority of the board of directors or to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise;

g)	references to “indebtedness” include any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

h)	references to “shares” shall include stock, partnership interests, participation rights, contributions or other equivalent rights of ownership or participation of or in any body corporate, partnership, unincorporated joint venture or other unincorporated entity; and

i)	references to a “person” include any individual, firm, partnership, joint venture, company, corporation, trust, fund, body, corporate, unincorporated body of persons, or any state or any agency of a state or association (whether or not having separate legal personality).

2	THE FACILITY

a)	Subject to the terms of this Agreement, the Lender makes available to the Borrower a term loan facility in an aggregate amount equal to the Commitment.

b)	The Facility shall at the Drawdown Date be split in eight (8) equal Tranches.

3	PURPOSE

3.1	Purpose

a)	The Borrower shall apply all amounts borrowed by it under the Facility towards refinancing (for a transition period) its funding arrangements with the Lender, related to the Borrower’s Municipality Loans as of the Closing Date.

b)	The Parties acknowledge that repayment schedule of the Borrower is aggressive and demanding on the Borrower inter alia in light of its existing funding arrangement with the Lender and the terms of its Municipality Loan portfolio. The Lender acknowledges that the Borrower intends to finance its payment obligations under this Agreement principally by transferring Municipality Loans to a new subsidiary of KLP that is to issue covered bonds. The intention of the Parties is that the covenants and undertakings of the Borrower in favour of the Lender under this Agreement (including but not limited to the provisions on Security) shall not jeopardize the Borrower’s ability to such refinancing. This paragraph 3.1 b) shall, however, not prejudice the legal rights and obligations of the Parties under this Agreement.

3.2	Monitoring
Without prejudice to the obligations of the Borrower under this Clause 3, the Lender is not bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.
4	CONDITIONS PRECEDENT

4.1	Initial conditions precedent
No Tranche will be disbursed to the Borrower unless the Lender has received all of the documents and other evidence listed in Schedule 1 (Conditions precedent) in form and substance satisfactory to the Lender. The Lender shall notify the Borrower promptly upon being so satisfied.
4.2	Further conditions precedent
The Lender will only be obliged to disburse the Loan to the Borrower if on the Drawdown Date:
a)	no Default is continuing or would result from the Loan; and

b)	the representations and warranties contained in Clause 15 (Representations and warranties) deemed to be repeated on those dates are true in all material respects and will be true in all material respects immediately after the Drawdown Date with reference to the facts and circumstances then prevailing.

5	REPAYMENT

5.1	Repayment of the Loan
The Borrower shall repay the Loan by repaying on each Repayment Date the Tranche set out opposite that Repayment Date below:

Repayment Date:	Tranche:
15 December 2009	Tranche 1
15 March 2010	Tranche 2
15 June 2010	Tranche 3
15 September 2010	Tranche 4
15 December 2010	Tranche 5
15 March 2011	Tranche 6
15 June 2011	Tranche 7
15 September 2011	Tranche 8
5.2	Non-Business Day
If a Repayment Date is a day which is not a Business Day, that Repayment Date will instead be the next Business Day in that calendar month (if there is one) or the preceding Business Day (of there is not).
5.3	Final repayment
On the Final Maturity Date, the Borrower shall repay all Tranches then outstanding under this Agreement in full, together with all other sums due and outstanding under the Finance Documents at such date (if any).
6	PREPAYMENT AND CANCELLATION

6.1	Illegality
If it becomes unlawful in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Tranche:
a)	the Lender shall promptly notify the Borrower upon becoming aware of that event; and

b)	upon the Lender notifying the Borrower, the Parties shall negotiate in good faith with respect to a possible cancellation or variation of the Commitment and prepayment by the Borrower.

6.2	Change of control

a)	If a change of control occurs:
(i)	the Borrower shall promptly notify the Lender upon becoming aware of such event; and

(ii)	if the Lender so requires, the Lender shall, by not less than sixty (60) days notice to the Borrower, cancel the Commitment and declare all outstanding Tranches, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Commitment will be cancelled and all such outstanding amounts will become immediately due and payable.

b)	For the purposes of this Clause 6.2, the term “change of control” means an event by which KLP ceases to own (directly or indirectly) 100% of the shares in (i) the Borrower, (ii) KLP Prosjekt AS (to be renamed KLP Banken AS) or (iii) the new (directly or indirectly wholly owned) subsidiary of KLP that is to acquire Municipality Loans and issue covered bonds as provided for in Clause 14.2 (Release of Pledged Loans and other substitution of Security) below.

6.3	Terms and conditions for cancellation

a)	Any notice of cancellation given by the Lender under this Clause 6 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

b)	Any prepayment under this Agreement shall be made on the first following Interest Payment Date and shall be paid together with accrued interest on the amount prepaid and without premium or penalty.

c)	The Borrower shall not repay or prepay all or any part of the Loan except at the times and in the manner expressly provided for in this Agreement.

d)	No amount of the Commitment cancelled under this Agreement may be subsequently reinstated.

7	INTEREST

7.1	Calculation of interest

a)	The rate of interest on each Tranche for each Interest Period (other than the rate of interest for the first Interest Period for each of the Tranches) is the percentage rate per annum which is the aggregate of:
(i)	the Margin; and

(ii)	3 month NIBOR.
b)	The rate of interest for the first Interest Period for each Tranche shall be calculated two (2) Business Days prior to the Closing Date by reference to the aggregate of the Margin and interpolated NIBOR (from the Closing Date and up to the relevant Interest Determination Date (as set out in the table below)) as follows:

Tranche:	Interest Determination Date:
Tranche 1	[ • ] 2009
Tranche 2	[ • ] 2009
Tranche 3	[ • ] 2009
Tranche 4	[ • ] 2009
Tranche 5	[ • ] 2009
Tranche 6	[ • ] 2009
Tranche 7	[ • ] 2009
Tranche 8	[ • ] 2009
7.2	Payment of interest
The Borrower shall pay accrued interest on each Tranche on each Interest Payment Date.

7.3	Default interest
If the Borrower fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate determined by the Lender to be two per cent points (2%) higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Tranche in the overdue amount. Any interest accruing under this Clause 7.3 shall be immediately payable by the Borrower on demand by the Lender. Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.
7.4	Notification of rates of interest
The Lender shall promptly notify the Borrower of the determination of a rate of interest under this Agreement.
8	INTEREST PERIODS

8.1	Interest Periods

a)	The Interest Period for each Tranche (other than the first and last Interest Period for each Tranche) shall be of three (3) months.

b)	The first Interest Period for each Tranche shall be from the Closing Date and up until the following dates, respectively:

Tranche:	First Interest Payment Date:
Tranche 1	[ • ] 2009
Tranche 2	[ • ] 2009
Tranche 3	[ • ] 2009
Tranche 4	[ • ] 2009
Tranche 5	[ • ] 2009
Tranche 6	[ • ] 2009
Tranche 7	[ • ] 2009
Tranche 8	[ • ] 2009
c)	The last Interest Period for each Tranche prior to the respective Repayment Date for the relevant Tranche shall be shortened to fall on the same date as the relevant Repayment Date.

d)	All Interest Periods for a shorter period than three (3) months shall be interpolated NIBOR for such period.
8.2	Non-Business Day
If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

9	CHANGES TO THE CALCULATION OF INTEREST

9.1	Absence of quotations
NIBOR is to be determined by reference to the Reference Banks. If a Reference Bank does not supply a quotation by 12:00 hours (Oslo time) on the Quotation Day, NIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.
10	TAX GROSS-UP AND INDEMNITIES

10.1	Taxes

10.1.1	No withholding
All payments by the Borrower under the Finance Documents shall be made free and clear of, and without deduction or withholding for or on account of, any Tax or any other governmental or public payment imposed by the laws of any jurisdiction from which or through which such payment is made, unless a Tax deduction or withholding is required by law.
10.1.2	Tax gross-up

a)	The Borrower shall promptly upon becoming aware that it must make a Tax deduction or withholding (or that there is any change in the rate or the basis of a Tax deduction or withholding) notify the Lender accordingly. Similarly, the Lender shall notify the Borrower on becoming so aware in respect of a payment payable to it.

b)	If a Tax deduction or withholding is required by law to be made by the Borrower:
(i)	the amount of the payment due from the Borrower shall be increased to an amount which (after making any Tax deduction or withholding) leaves an amount equal to the payment which would have been due if no Tax deduction or withholding had been required; and

(ii)	the Borrower shall make that Tax deduction or withholding within the time allowed and in the minimum amount required by law.
c)	Within thirty (30) days of making either a Tax deduction or withholding or any payment required in connection with that Tax deduction or withholding, the Borrower shall deliver to the Lender evidence reasonably satisfactory to the Lender that the Tax deduction or withholding has been made or (as applicable) any appropriate payment paid by the Borrower to the relevant taxing authority.
10.2	Tax indemnity
The Borrower shall, within three (3) Business Days of demand by the Lender, pay to the Lender an amount equal to the loss, liability or cost which the Lender determines will be or has been (directly or indirectly) suffered for or on account of any Tax by it in respect of a Finance Document, save for any Tax on Overall Net Income assessed on the Lender or to the extent such loss, liability or cost is compensated under Clause 10.1.2 (Tax gross-up).
11	INDEMNITIES

11.1	indemnities
The Borrower shall within three (3) Business Days of demand, indemnify the Lender against any costs, loss or liability incurred by the Lender as a result of:
a)	the occurrence of any Event of Default; or

b)	the protection or enforcement of the Security Documents upon the occurrence of an Event of Default; or

c)	following the occurrence of an Event of Default, the exercise of any of the rights, powers, discretions and remedies vested in the Lender by the Finance Documents or by law; or

d)	any default by the Borrower in the performance of any of the obligations expressed to be assumed by it in the Finance Documents; or

e)	a failure by the Borrower to pay any amount due under the Finance Documents on its due date.

12	MITIGATION BY THE LENDER

12.1	Mitigation
Without in any way limiting the obligations of the Borrower under the Finance Documents, the Lender shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to Clause 10 (Tax gross-up and indemnities).
The Lender is not obliged to take any steps under this Clause 12.1 if, in the opinion of the Lender (acting reasonably), to do so might be prejudicial to it.
12.2	Indemnity
The Borrower shall indemnify the Lender for all costs and expenses reasonably incurred by the Lender as a result of steps taken by it under Clause 12.1 (Mitigation).
12.3	Limitation of liability
The Lender is not obliged to take any steps under Clause 12.1 (Mitigation) if, in the opinion of the Lender (acting reasonably), to do so might be prejudical to it.
13	COSTS AND EXPENSES

13.1	Transaction expenses
The amount of all costs and expenses (including legal fees) reasonably incurred by the Lender in connection with the negotiation, preparation, printing, execution, syndication and perfection of:
a)	this Agreement and any other documents referred to in this Agreement and the Security Documents; and

b)	any other Finance Documents executed after the date of this Agreement, shall be carried by the Lender.
13.2	Amendment and enforcement costs, etc
Following the Closing Date, the Borrower shall, within three (3) Business Days of demand, reimburse the Lender for the amount of all costs and expenses (including legal fees) reasonably incurred by it in connection with:
a)	the granting of any release, waiver or consent under the Finance Documents requested by the Borrower;

b)	any amendment or variation of any of the Finance Documents requested by the Borrower; and

c)	the preservation, protection, enforcement or maintenance of, or attempt to preserve or enforce, any of the rights of the Lender under the Finance Documents upon the occurrence of an Event of Default.
14	SECURITY

14.1	Security Documents

a)	The Borrower’s obligations and liabilities under the Finance Documents, including (without limitation) the Borrower’s obligation to repay the Loan together with all unpaid interest, default interest, commissions, charges, expenses and any other liability whatsoever of the Borrower towards the Lender under this Agreement, shall at any time until all amounts due to the Lender hereunder have been paid and/or repaid in full be secured by the Security created by the following Security Documents:
(i)	the Loan Pledge Document;

(ii)	the Account Pledge Agreement(s);

(iii)	the Share Pledge Agreement;

(iv)	the VPS Account Pledge Agreement; and

(v)	a first priority assignment of any money claims of the Borrower under any hedging arrangements (if any) to be entered into between the Borrower and the Lender.
b)	The Borrower undertakes to ensure that the Security Documents are being duly executed by the parties thereto in favour of the Lender on or about the date of this Agreement, legally valid and in full force and effect, and to execute or procure the execution of such further documentation as the Lender may reasonable require in order for the Lender to maintain the security position envisaged hereunder.

14.2	Release of Pledged Loans and other Substitution of Security

a)	The Borrower shall be entitled, at its discretion, to transfer Pledged Loans (free of Security created under the relevant Loan Pledge Document) (the “Released Loans”) to a direct or indirect subsidiary of KLP or to KLP against payment in cash to the Borrower on a successive basis, subject to the terms and conditions set out in this Clause 14.2.

b)	Prior to any transfer of Pledged Loans (and in no event no later than five (5) Business Days prior to the relevant Transfer Date (as defined below)), the Borrower shall send a written notice (the “Notice”) to the Lender. Any such Notice shall provide the Lender with information in respect of:
(i)	the Pledged Loans over which the Security is to be released;

(ii)	the proceeds to be paid to the Borrower for the relevant Pledged Loans;

(iii)	the date of the transfer of the relevant Pledged Loans to KLP or a subsidiary of KLP (the “Transfer Date”); and

(iv)	whether any of the proceeds will be transformed into Eligible Securities Collateral (as defined below) at the relevant Transfer Date.
c)	Upon the receipt of a Notice, the Lender shall make preparations for the Security over the relevant Pledged Loans to be released and discharged at the relevant Transfer Date upon receipt by the Lender of the Substitution Collateral (as defined below) duly perfected under the relevant Security Document.

d)	Any release of Security over the relevant Pledged Loans (for the transfer of such Pledged Loan(s)) shall be limited to Pledged Loans for an amount equal to the outstanding amount of the next Tranche to be repaid in accordance with Clause 5.1 (Repayment of the Loan) following the relevant Transfer Date, however so that the Borrower may request and the Lender shall consent to the Security over Pledged Loans to be released for additional amounts against providing Substitution Collateral in favour of the Lender.

e)	The proceeds from the Released Loans shall on the relevant Transfer Date be placed as substitution collateral in any of the following forms (the “Substitution Collateral”):
(i)	the proceeds shall be paid into a Pledged Account pledged under the Account Pledge Agreement; and/or

(ii)	the proceeds shall be converted into Eligible Securities Collateral deposited into a VPS Account and pledged under the VPS Pledge Agreement; and/or.

(iii)	Municipality Loans pledged under the Loan Pledge Document.
f)	Any Substitution Collateral upon a release of Pledged Loans shall have a nominal value of minimum the nominal value of the relevant Released Loans. Alternatively, the Borrower may, with the prior written consent of the Lender, pay the proceeds from the releases and transfers of Pledged Loans to the Lender as prepayment of the next Tranche to be repaid in accordance with Clause 5.1 (Repayment of the Loan) following the relevant Transfer Date.

g)	In this Agreement, “Eligible Securities Collateral” shall mean:
(i)	governmental bonds (including “sertifikater”), with a maximum maturity of twelve (12) months;

(ii)	bonds (including “sertifikater”) issued by Norwegian municipalities, with a maximum maturity of twelve (12) months; and

(iii)	stakes in KLP Pengemarkedsfond.
h)	For the sake of clarity; the Borrower shall always be free to substitute Substitution Collateral with other forms of Substitution Collateral.

15	REPRESENTATIONS AND WARRANTIES
The representations and warranties set out in this Clause 15 are deemed to be made by the Borrower:
a)	on the first day of each Interest Period; and

b)	in each Compliance Certificate forwarded to the Lender pursuant to Clause 16.2 (Compliance certificate) (or, if no such Compliance Certificate is forwarded, on each day such certificate should have been forwarded to the Lender at the latest), by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.
15.1	Status

a)	It is a private liability company (aksjeselskap), validly existing under the laws of Norway.

b)	It has the power to own its assets and carry on its business as it is being conducted in each jurisdiction in which it owns assets or carries on business.

15.2	Binding obligations
The obligations expressed to be assumed by it in each Finance Document constitute the legal, valid, binding and enforceable obligations of it in accordance with their terms.
15.3	Non-conflict with other obligations
The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:
a)	any law or regulation applicable to it;

b)	its articles of association or any other constitutional documents; or

c)	any agreement or instrument binding upon it or any of its assets.

15.4	Power and authority
It has the power to enter into, perform and deliver, and has taken all necessary actions to authorise its entry into, performance and delivery of, the Finance Documents and the transactions contemplated by those Finance Documents.
15.5	Authorisations
All Authorisations required or desirable:
a)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

b)	to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation, have been obtained or effected and are in full force and effect.
15.6	No filing or stamp taxes
Under the law of its jurisdiction of incorporation it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents.

15.7	Deduction of Tax
It is not required under the law of its jurisdiction of incorporation to make any deduction for or on account of Tax from any payment it may make under any Finance Document.
15.8	No default
a)	No Event of Default is continuing or might reasonably be expected likely to result from the performance of, or any transaction contemplated by, any Finance Document.

b)	No other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, lapse of time, the making of any determination or any combination of the foregoing, would constitute) a Default.

15.9	No misleading information
Any factual information provided by the Borrower to the Lender following the Closing Date was true and correct in all material respects as at the date it was provided or as at the date (if any) at which it was stated, and do not contain any misstatement of fact or omit to state a fact making such information materially misleading.
15.	10 Financial statements

a)	The Financial Statements fairly and accurately represent the assets, liabilities, the financial condition and the results of the operations of the Borrower and were prepared in accordance with GAAP, consistently applied.

b)	As of the date of the Financial Statements, it had no material liabilities, direct or indirect, actual or contingent and there is no material, unrealized or anticipated losses from any unfavourable commitments not disclosed by or reserved against in the Financial Statements or in the notes thereto.

c)	There has been no material adverse change in its business or financial condition or in the business or consolidated financial condition of the Borrower since the Closing Date.

15.11	No other Security
No Security exists over all or any of its present or future assets other than as permitted by this Agreement.
15.12	Pari passu ranking
Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.
15.13	No litigation or labour disputes
No litigation, arbitration, administrative proceedings or labour disputes of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a material adverse effect have been started or threatened against it.
16	INFORMATION UNDERTAKINGS
The undertakings in this Clause 16 remain in force from the date of this Agreement and for so long as any amount is outstanding under the Finance Documents or the Commitment is in force.

16.1	Financial statements
The Borrower shall supply to the Lender:
a)	as soon as the same become available, but in any event within ninety (90) days after the end of each of its financial years, the Annual Accounts for that financial year;

b)	as soon as the same become available, but in any event within forty-five (45) days after the end of each Financial Quarter the Quarterly Accounts of the Borrower for that Financial Quarter; and

c)	its trial balance (saldobalanse) on a monthly basis.
16.2	Compliance Certificate
The Borrower shall supply to the Lender, with each set of its Annual Accounts and Quarterly Accounts, a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 17 (Financial covenants) as at the date at which those financial statements were drawn up signed by two (2) directors, and in the case of the audited financial statements reported on by the Borrower’s auditors in the form agreed by the Borrower and the Lender prior to the date of this Agreement.
16.3	Requirements as to financial statements
The Borrower shall procure that each set of financial statements delivered pursuant to Clause 16.1 (Financial statements) is prepared using GAAP, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements unless, in relation to any set of financial statements, it notifies the Lender that there has been a change in GAAP, the accounting practices or reference periods and its auditors deliver to the Lender:
a)	a description of any change necessary for those financial statements to reflect GAAP, accounting practices and reference periods upon which the Original Financial Statements were prepared; and

b)	sufficient information, in form and substance as may be reasonably required by the Lender, to enable the Lender to determine whether Clause 17 (Financial covenants) has been complied with and make an accurate comparison between the financial position indicated in those financial statements and the Original Financial Statements.
Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.
16.4 Information – miscellaneous
The Borrower shall supply to the Lender:
a)	all documents dispatched by the Borrower to its shareholders (or any class of them) or its creditors generally at the same time as they are dispatched;

b)	promptly upon becoming aware of them, the details of any event which have occurred or may occur which may have a material impact on the condition (financial or otherwise) of it;

c)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against it and which might, if adversely determined, have a material adverse effect; and

d)	promptly, such further information regarding the financial condition, business and operations of the Borrower as the Lender may reasonably request.

16.5	Notification of default
The Borrower shall notify the Lender of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence. Promptly upon a request by the Lender, the Borrower shall supply to the Lender a certificate signed by two (2) of its directors on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).
17	FINANCIAL COVENANTS

17.1	Financial condition
The Borrower shall have a core capital ratio (Tier 1) (as per Regulation 1990-10-22-8759) of minimum ten per cent (10%) on a simulated basis where all engagements carry minimum twenty per cent (20%).
17.2	Financial testing
The financial covenants set out in Clause 17.1 (Financial condition) shall be calculated in accordance with GAAP and tested by reference to each of the financial statements and/or each Compliance Certificate delivered pursuant to Clause 16.2 (Compliance Certificate).
18	GENERAL UNDERTAKINGS
The undertakings in this Clause 18 remain in force from the date of this Agreement and for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.
18.1	Authorisations
The Borrower shall promptly:
a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

b)	supply certified copies to the Lender of,
any Authorisations required under any law or regulation of its jurisdiction of incorporation to enable it to perform its obligations under the Finance Documents, to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Finance Document and to carry out its business.
18.2	Compliance with laws
The Borrower shall comply in all material respects with all laws and regulations to which it may be subject.
18.3	Change of business
The Borrower will carry on its business in accordance with acknowledged, careful and sound practices and all rules and regulations applicable from time to time. The Borrower shall procure that no change is made to the general nature of the business of the Borrower from that carried on at the date of this Agreement (being Municipality Loans).

The Borrower shall be entitled to successive transfers of the Municipality Loans to other companies as provided for in Clause 14.2 and accordingly the Borrower will/may downsize and finally terminate its business with respect to the Municipality Loans.
18.4	Insurances
The Borrower shall maintain its existing insurance cover with respect to its properties, assets and operations of such types, in such amounts and against such risks as are maintained as of the date of this Agreement.
18.5	Taxation
The Borrower shall pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that such payment is being contested in good faith or can be lawfully withheld.
18.6	Merger restrictions
The Borrower shall not enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction (with the exemption for the matters described in Clause 18.3 second paragraph).
18.7	Investment restrictions
The Borrower shall not make any investments, other than in Substitution Collateral.
The Borrower may also utilise the Free Amount to purchase covered bonds issued by the company acquiring the Released Loans.
18.8	Pari passu ranking
The Borrower shall ensure that at all times any unsecured and unsubordinated claims of the Lender against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except those creditors whose claims are mandatorily preferred by laws of general application to companies.
18.9	Financial Indebtedness restrictions
The Borrower shall not incur, create or permit to subsist any Financial Indebtedness for which Security is provided, other than as incurred under the Finance Documents or as derivative transactions for hedging purposes (ref Clause 18.13 (No derivative transactions) below).
18.10	Negative pledge
a)	The Borrower shall not create or permit to subsist any Security over any of its assets.

b)	The restriction in paragraph a) above does not apply to:
(i)	any Security created or granted by the Borrower in favour of the Lender pursuant to the Security Documents; and

(ii)	any lien arising solely by operation of law and not as a result of any default or omission by it.
18.11	Financial support restrictions
The Borrower shall not incur or allow to subsist any Financial Support, with the exemption for Municipality Loans.

18.12	Disposals
a)	The Borrower shall not enter into a single transaction or a series of transactions (whether related or not, and whether voluntary or involuntary) to sell, lease, transfer or otherwise dispose of any asset.

b)	The restrictions in paragraph a) above do not apply to any sale, lease, transfer or other disposal which is:
(i)	made by the Borrower in the ordinary course of the trading activities; or

(ii)	consented to in writing by the Lender,

(iii)	a release of Pledged Loans as provided for in Clause 14.2 or a disposal otherwise provided for in this Agreement, any such disposals to be on arms length basis and subject to market terms and conditions.
18.13	No derivative transactions
The Borrower shall not enter into any derivative transactions, other than for hedging purposes.
18.14	Loan proceeds from Municipalities
The Borrower shall ensure that all amounts received by the Borrower from the Municipalities upon repayment and/or prepayment of Pledged Loans (in excess of the Free Amount) shall be deposited into a Pledged Account or provided as another form of Substitution Collateral.
19	EVENTS OF DEFAULT
Each of the events or circumstances set out in this Clause 19 is an Event of Default.
19.1	Non-payment
The Borrower does not pay on the due date any amount payable pursuant to a Finance Document at the place and in the currency in which it is expressed to be payable unless:
a)	its failure to pay is caused by administrative or technical error; and

b)	payment is made within three (3) Business Days of its due date.
19.2	Financial covenants
Any requirement in Clause 17 (Financial covenants) is not satisfied.
19.3	Other obligations

a)	The Borrower does not comply with any provision of the Finance Documents (other than those referred to in Clause 19.1 (Non-payment) and Clause 19.2 (Financial covenants)).

b)	No Event of Default under paragraph a) above will occur if:
(i)	the failure to comply is capable of remedy; and

(ii)	it is remedied to the satisfaction of the Lender within ten (10) Business Days of the earlier of the Lender giving notice to the Borrower or the Borrower becoming aware of the failure to comply.

19.4	Misrepresentations
Any representation or statement made or deemed to be made by the Borrower in the Finance Documents or any other document delivered by or on behalf of the Borrower under or in connection with any of the Finance Documents is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.
19.5	Cross default
a)	Any Financial Indebtedness of the Borrower is not paid when due nor within any originally applicable grace period.

b)	Any Financial Indebtedness of the Borrower is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

c)	Any commitment for any Financial Indebtedness of the Borrower is cancelled or suspended by a creditor of the Borrower as a result of an event of default (however described).

d)	Any creditor of the Borrower becomes entitled to declare any Financial Indebtedness of the Borrower due and payable prior to its specified maturity as a result of an event of default (however described).

e)	No Event of Default will occur under this Clause 19.5 if the aggregate amount of the Financial Indebtedness or commitment for Financial Indebtedness falling within paragraph a) to d) above is less than NOK 50,000,000 (or its equivalent in any other currency or currencies).

19.6	Insolvency
The Borrower:
a)	is, or for the purpose of law is deemed to be, unable to pay its debts as they fall due, becomes insolvent, or admits inability or intention not to pay its debts as they fall due;

b)	by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness; or

c)	takes any other step (including petition (other than a frivolous petition), proposal or conveying of a meeting) with a view to commence administration, liquidation, winding-up, dissolution, general debt negotiations or any other insolvency proceedings.

19.7	Insolvency proceedings
Any corporate action, legal proceedings or other procedure or step is taken in relation to:
a)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme or arrangement or otherwise) of the Borrower;

b)	a composition, compromise, assignment or arrangement with any creditor of the Borrower;

c)	the appointment of a liquidator, receiver, administrative receiver, administrator or other similar officer in respect of the Borrower; or

d)	enforcement of any Security over any assets of the Borrower.

19.8	Creditor’s process
Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of the Borrower and is not discharged within thirty (30) days.
19.9	Security contested
The Security constituted by any Security Document becomes contested, invalid or unenforceable or is otherwise jeopardized in full or in part.
19.10	Unlawfulness
It is or becomes unlawful for the Borrower to perform or comply with any of its obligations under the Finance Documents to which it is a party.
19.11	Repudiation
The Borrower repudiates a Finance Document or evidences an intention to repudiate a Finance Document.
19.12	Cessation of business
The Borrower suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a substantial part of its business, or otherwise substantially changes the general nature of its business without the prior written consent of the Lender, always with the exemption for the matters described in Clause 18.3 second paragraph.
19.13	Acceleration of an Event of Default
On and at any time after the occurrence of an Event of Default, the Lender may, by notice to the Borrower:
a)	cancel the Commitment whereupon it shall immediately be cancelled;

b)	declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents, be either immediately due and payable and/or payable upon demand, whereupon they shall become either immediately due and payable or payable on demand;

c)	exercise any or all of its rights, remedies, powers or discretions under the Security Documents; and/or

d)	take any other action, with or without notice to the Borrower, exercise any other right or pursue any other remedy conferred upon the Lender by any of the Finance Documents or by any applicable law or regulation or otherwise as a consequence of such Event of Default.

20	CHANGES TO THE PARTIES

20.1	No assignment by the Borrower
The Borrower may not assign, transfer, novate, dispose or have assumed any part of, or any interest in, its rights and/or obligations under the Finance Documents.
20.2	Assignments and transfers by the Lender
The Lender may at any time assign, transfer or have assumed its rights or obligations under the Finance Documents to another bank or financial institution.

21	PAYMENT MECHANICS

21.1	Payments to the Lender
All payments by the Borrower under the Finance Documents shall be made:
a)	to the Lender to its account with such office or bank as the Lender may from time to time designate in writing to the Borrower for this purpose; and

b)	for value on the due date at such times and in such funds as the Lender may specify to the Borrower as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

21.2	Partial payments
If the Lender receives a payment that is insufficient to discharge all the amounts then due and payable by the Borrower under the Finance Documents, the Lender shall apply that payment towards the obligations of the Borrower under the Finance Documents in the following order:
a)	firstly, in or towards payment pro rata of any unpaid fees, costs and expenses of the Lender under the Finance Documents;

b)	secondly, in or towards payment pro rata of any accrued interest (including default interest) due but unpaid under this Agreement;

c)	thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

d)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

21.3	Payment on non-Business Days

a)	Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

21.4	Currency of account

a)	Subject to paragraphs b) to e) below, NOK is the currency of account and payment for any sum due from the Borrower under any Finance Document.

b)	A repayment of a Tranche or Unpaid Sum or a part of a Tranche or Unpaid Sum shall be made in NOK on its due date.

c)	Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

d)	Each payment in respect of costs, expenses or taxes shall be made in the currency in which such costs, expenses or taxes are incurred.

e)	Any amount expressed to be payable in a currency other than NOK shall be paid in that other currency.

22	SET-OFF
The Lender may, to the extent permitted by applicable law, set off any matured obligation due from the Borrower under the Finance Documents (to the extent beneficially owned by the Lender) against any matured obligations owed by the Lender to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.
23	NOTICES

23.1	Communication in writing
Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by letter, telefax or e-mail. Any such notice or communication addressed as provided in Clause 23.2 (Addresses) will be deemed to be given or made as follows:
a)	if by letter, when delivered at the address of the relevant Party;

b)	if by telefax or e-mail, when received.
However, a notice given in accordance with the above but received on a day which is not a Business Day or after 16:00 hours in the place of receipt will only be deemed to be given at 9:00 hours on the next Business Day in that place.
23.2	Addresses

The address, telefax number and e-mail address of

the Lender is:	Eksportfinans ASA
Dr. Mauds gate 15, 0250 Oslo
Att: Oliver Siem
Telefax No: +47 22 01 22 02
E-mail: OLS@eksportfinans.no

the Borrower is:	Kommunekreditt Norge AS

Att: CEO
Telefax No: + 47 [•]
E-mail:
or such substitute address, telefax number and/or e-mail address and/or marked for such other attention as the other Party by not less than five (5) Business Days’ prior notice.

24	CALCULATIONS

All sums falling due by way of interest, fees and commissions under the Finance Documents accrue from day-to-day and shall be calculated on the basis of the actual number of days elapsed and a calendar year of 360 days (or 365 days where applicable) and for the actual number of days elapsed. The calculations made by the Lender of any interest rate or any amount payable pursuant to this Agreement shall be conclusive and binding upon the Borrower in the absence of any manifest error.
25	MISCELLANEOUS

25.1	Partial invalidity
If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provisions under any law of any other jurisdiction will in any way be affected or impaired.
25.2	Remedies and waivers
No failure to exercise, nor any delay in exercising on the part of the Lender, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.
25.3	Amendments and waivers
Any term of the Finance Documents may be amended or waived only with the written consent of the Lender and the Borrower.
25.4	Disclosure of information and confidentiality
The Parties may disclose to its professional advisers any kind of information acquired under or in connection with any Finance Document. The Parties are obliged to keep confidential all information in respect of the terms and conditions of this Agreement. This confidentiality obligation shall not apply to any information which:
a)	is publicised by a Party as required by applicable laws and regulations;

b)	has entered the public domain or is publicly known, provided that such information is not made publicly known by the receiving Party of such information; or

c)	was or becomes, as the Party is able to demonstrate by supporting documents, available to the such Party on a non-confidential basis prior to the disclosure thereof; or

d)	is disclosed to a Party’s professional advisors or rating agencies.

25.5	Conflicting provisions
In case of conflict between this Agreement and the terms of any of the Security Documents, the terms and conditions of this Agreement shall prevail.
26	GOVERNING LAW AND ENFORCEMENT

26.1	Governing law
This Agreement shall be governed by Norwegian law.
26.2	Jurisdiction
a)	For the benefit of the Lender, the Borrower agrees that the courts of Oslo, Norway, have jurisdiction to settle any disputes arising out of or in connection with the Finance Documents including a dispute regarding the existence, validity or termination of this

Agreement, and the Borrower accordingly submits to the non-exclusive jurisdiction of the Oslo District Court (Oslo tingrett).

b)	Nothing in this Clause 26.2 shall limit the right of the Lender to commence proceedings against the Borrower in any other court of competent jurisdiction. To the extent permitted by law, the Lender may take concurrent proceedings in any number of jurisdictions.
* * *
This Agreement has been duly executed in two (2) original copies on the date stated at the beginning of this Agreement.

SCHEDULE 1
CONDITIONS PRECEDENT
1	In respect of the Borrower, each document to be in original or certified copy of the original:
a)	updated articles of association (vedtekter);

b)	updated certificate of registration (firmaattest);

c)	a resolution of the board of directors’ meeting, approving the terms of and the transactions contemplated by the Finance Documents and resolving that it execute the Finance Documents to which it is a party; and

d)	if not included in the resolutions referred to in paragraph c) above, a power of attorney to its representatives for the execution of the Finance Documents to which it is a party and to sign and/or despatch all documents and notices (including, if relevant, any Drawdown Notice and Selection Notice) to be signed and/or despatched by it under or in connection with the Finance Documents; and

e)	specimen signatures and certified copies of valid identification documents of its authorised representatives referred to in d) above.
2	This Agreement and the Security Documents, duly executed by all parties hereto or thereto.

3	Evidence that all required registrations and notifications have been made under the Security Documents in order to perfect the Security contemplated thereby, including transcripts from the relevant public registers.

4	Drawdown Notice.

5	Evidence that all Authorisations required or necessary for any of the transactions contemplated by the Finance Documents and their validity and enforceability have been obtained and are in full force and effect (in form and substance satisfactory to the Lender).

SCHEDULE 2
FORM OF COMPLIANCE CERTIFICATE

To:	Eksportfinans ASA, as Lender

From:	Kommunekreditt Norge AS

Date:	[•]
KOMMUNEKREDITT NORGE AS – TERM FACILITY AGREEMENT DATED 7 MAY 2009 (THE “AGREEMENT”)
We refer to Clause 16.2 (Compliance Certificate) of the Agreement. This is a Compliance Certificate. Terms defined in the Agreement have the same meaning when used in this Compliance Certificate.
1	We confirm that the Lender is in compliance with the financial covenants set out in Clause 17 (Financial covenants).

2	Attached are the relevant calculations demonstrating compliance with the financial covenants.

3	We further confirm that as of [•] [insert relevant Quarter Date] and the date of this Compliance Certificate no Default is continuing.*
Yours sincerely
for and on behalf of
Kommunekreditt Norge AS

By:	By:
Name:	Name:
Title:	Title:

*   If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.

SIGNATORIES

The Borrower:	The Lender:
Kommunekreditt Norge AS	Eksportfinans ASA

By:	By:
Name:	Name:
Title:	Title: